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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
          TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                           ARVIDA/JMB PARTNERS, L.P.
                           (NAME OF SUBJECT COMPANY)

                           ARVIDA/JMB PARTNERS, L.P.
                       (NAME OF PERSON FILING STATEMENT)

                        LIMITED PARTNERSHIP INTERESTS
                        AND ASSIGNEE INTERESTS THEREIN
                        (TITLE OF CLASS OF SECURITIES)

                                      NONE
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                               ----------------

                                 GARY NICKELE
                          ARVIDA/JMB MANAGERS, INC.
                          900 NORTH MICHIGAN AVENUE
                           CHICAGO, ILLINOIS 60611
                                (312) 440-4800

(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                            MICHAEL H. KERR, P.C.
                               KIRKLAND & ELLIS
                           200 EAST RANDOLPH DRIVE
                           CHICAGO, ILLINOIS 60601
                                (312) 861-2094

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

ITEM 1. SECURITY AND SUBJECT COMPANY

  The subject company is Arvida/JMB Partners, L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership and Arvida/JMB Managers, Inc., a Delaware corporation and the general partner of the Partnership ("Managers"), is 900 North Michigan Avenue, Chicago, Illinois 60611. The title of the class of equity securities to which this statement relates is the outstanding limited partnership interests and assignee interests therein (the "Interests") of the Partnership.

ITEM 2. TENDER OFFER OF THE BIDDER

  This statement (the "Statement") relates to the offer by Raleigh Capital Associates, L.P., Raleigh GP Corp., Rockland Partners, Inc. and Zephyr Partners (collectively, "Raleigh") disclosed on a Tender Offer Statement on Schedule 14D-1 dated October 17, 1996 (the "Raleigh Schedule 14D-1"), to purchase from the holders of Interests (hereinafter sometimes referred to as "Interestholders") up to 100,000 Interests, representing approximately 24.8% of the total Interests outstanding as of June 30, 1996, at a purchase price of $500 per Interest, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 17, 1996, (the "Raleigh Offer to Purchase"), and the related Letter of Transmittal (collectively with the Raleigh Offer to Purchase, the "Offer"), copies of which are attached to the Raleigh Schedule 14D-1.

  The address of the principal executive office of Raleigh Capital Associates, L.P. is One International Place, Boston, Massachusetts 02110. The Raleigh Offer to Purchase does not disclose the principal executive office of either Raleigh GP Corp. or Rockland Partners, Inc. ("Rockland"), both of which are co-bidders and general partners of Raleigh Capital Associates, L.P. According to the Raleigh Offer to Purchase, the principal executive office of Zephyr Partners, an affiliate of Carl C. Icahn, a co-bidder in the Offer and a general partner of Raleigh Capital Associates, L.P. ("Zephyr"), is 100 South Bedford Road, Mt. Kisco, New York 10549.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

  (b)(1) Pursuant to the Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement" filed as Exhibit (c)(1) hereto), Managers is the sole general partner of the Partnership. All of the outstanding shares of Managers are owned by Northbrook Corporation, a Delaware corporation ("Northbrook"), and substantially all of the outstanding shares of Northbrook are owned by JMB Realty Corporation, a Delaware corporation ("JMB"), and certain of JMB's officers, directors, members of their families and their affiliates. Managers has responsibility for all aspects of the Partnership's operations. Arvida/JMB Associates, an Illinois general partnership, of which certain officers, directors and affiliates of JMB are partners, and Arvida/JMB Limited Partnership, an Illinois limited partnership, of which Arvida/JMB Associates is the general partner and ML Real Estate Associates II, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), is the limited partner, are the Associate Limited Partners of the Partnership. For a discussion of certain material contracts, agreements, or arrangements between (i) Managers, its executive officers, directors or its affiliates and (ii) the Partnership or its affiliates, and certain potential or actual conflicts of interest, please refer to Item 3(b)(1) of the Partnership's
Schedule 14D-9 to the Prior Tender Offer (as hereinafter defined), as amended and attached hereto as Exhibit (c)(2). Except as described therein or herein, there are no material contracts, agreements, arrangements or understandings or any actual or potential material conflicts of interest between Managers, its executive officers, directors or affiliates, on the one hand, and the Partnership or its affiliates, on the other hand.

  On September 12, 1996, the Partnership entered into a commitment (the "Commitment") with Starwood/Florida Funding L.L.C. and one or more of its affiliates (individually and collectively, "Starwood") for a term loan to be made to the Partnership in the amount of $160 million (the "Starwood Financing"). If completed, the Partnership expects to use the proceeds from the Starwood Financing to repay one of its existing bank term loans and to make a nontaxable distribution, including a nontaxable distribution of $350 per Interest to the Interestholders. Pursuant to the terms of the Partnership Agreement, Managers and the Associate Limited
Partners would collectively receive an aggregate of approximately $7.8 million as their share of any such distribution. Removal of Managers as the general partner of the Partnership or termination of the Management, Advisory and Supervisory Agreement between the Partnership and Arvida Company (filed as Exhibit (c)(3) hereto) could, in certain circumstances, cause an acceleration of the Starwood Financing. Reference is made to the description of the Starwood Financing set forth in Item 8 herein.

  (b)(2) Except as described below, to the knowledge of Managers, there are no material contracts, agreements, arrangements or understandings or any actual or potential material conflicts of interest between the Partnership, Managers or its affiliates, on the one hand, and Raleigh, or its respective executive officers, directors or affiliates, on the other hand.

 Raleigh

  On June 19, 1996, Raleigh commenced a tender offer for up to 185,000 Interests initially at a price of $411 per Interest. Raleigh subsequently raised the offered price to $421, then to $435 and finally to $461, at which point entities affiliated with Carl Icahn (one of which had been making a competing tender offer) were admitted to Raleigh Capital Associates, L.P. (the "Prior Tender Offer"). According to the Raleigh Offer to Purchase, on August 1, 1996 Raleigh acquired 79,696 Interests (approximately 20% of the outstanding Interests) at a price of $461 per Interest pursuant to the Prior Tender Offer.

  On June 24, 1996, Raleigh requested a confidentiality agreement with the Partnership pursuant to which Raleigh would be entitled, among other things, to review certain non-public information concerning the Partnership, and, in return, Raleigh would agree, among other things, to treat such information as confidential in accordance with the terms of such agreement. The Partnership provided Raleigh with a form of confidentiality agreement, but, to date, Raleigh has not executed such a confidentiality agreement with the Partnership.

  On October 17, 1996, Raleigh Capital Associates, L.P. filed with the Securities and Exchange Commission preliminary proxy materials for a solicitation of written consents to remove Managers as the general partner of the Partnership and to replace it with Raleigh Realty Management L.P., an affiliate of Raleigh Capital Associates L.P. This consent solicitation creates a conflict of interest between Managers and Raleigh, as the consent solicitation, if successful, would result in Managers being removed as general partner of the Partnership. In the event of the removal of Managers as general partner, the Partnership Agreement provides that the interests of Managers and the Associate Limited Partners in the Partnership will be purchased for fair market value, as such value is determined pursuant to the Partnership Agreement.

  According to the Raleigh Offer to Purchase, Rockland is a general partner of Raleigh Capital Associates, L.P. and is a co-bidder in the Offer. Raleigh's Offer to Purchase describes Rockland as being wholly owned by Tiger/Westbrook Real Estate Fund, L.P. ("TREF") and Tiger/Westbrook Real Estate Co-Investment Partnership, L.P., the sole general partner of each of which is described as being Tiger/Westbrook Real Estate Partners Management, L.L.C., of which Westbrook Real Estate Fund I, L.L.C. is described as being the sole managing member. In addition, Raleigh's Offer to Purchase discloses that Lennar Corporation ("Lennar"), a real estate company, has entered into a binding agreement to become a shareholder of Rockland and under that agreement Lennar has funded its proportionate share of Rockland's capital requirements. (The Prior Tender Offer materials indicated that Lennar would have equal control of Rockland.) Lennar is a direct competitor with the Partnership in a number of residential developments in Florida.

  In March, 1996, Tiger Real Estate Fund, L.P. (now TREF according to the Prior Tender Offer) and certain of its affiliates, all of which are affiliates of Rockland, together with affiliates of Lennar, purchased all of the outstanding partnership interests and certain related notes payable of Coto de Caza Ltd., a California limited partnership ("Coto de Caza"), from Chevron Land and Development Company and the Partnership. The Partnership owned 20% of the partnership interests as well as a note payable of Coto de Caza, for which it was paid $12,000,000.

  Raleigh GP Corp. is a Delaware corporation which, according to the Raleigh Offer to Purchase, is ultimately controlled by Apollo Real Estate Capital Advisors II, Inc. ("Advisors"), as general partner of Apollo Real Estate Advisors II, L.P. ("AREA II"), the general partner of Apollo Real Estate Investment Fund II, L.P., a recently formed private real estate investment fund and the sole shareholder of Raleigh GP Corp. The Raleigh Offer to Purchase reports that the directors of Advisors are Leon D. Black and John J. Hannan who were founding principals of Apollo Advisors, L.P., the respective managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds, and, together with William L. Mack, of Apollo Real Estate Advisors, L.P. ("AREA") and AREA II, the respective managing general partners of Apollo Real Estate Investment Fund, L.P. and Apollo Real Estate Investment Fund II, L.P. The business address for Messrs. Black, Hannan and Mack is 1301 Avenue of the Americas, New York, New York 10019. During 1993 and 1994, AREA, either itself or through its affiliates, has invested, on a negotiated basis, approximately $50,000,000 in real estate assets with affiliates of JMB.

 General

  If Managers were to admit Raleigh as a substitute Limited Partner with respect to the Interests it acquired pursuant to the Prior Tender Offer and any additional Interests it acquires pursuant to the Offer, Raleigh would be in a position to significantly influence future Partnership decisions on which Limited Partners may vote. However, as of the date hereof, Raleigh has not been admitted as a substitute Limited Partner with respect to any Interests currently owned by it. Under the terms of the Partnership Agreement, a decision whether to admit Raleigh as a substitute Limited Partner depends upon, among other things, whether Managers, as the General Partner, consents to such admission in its sole and absolute discretion. Managers has not decided under what circumstances, if any, it would admit Raleigh as a substitute Limited Partner with respect to any Interests owned by it. In the event that Managers were to recognize Raleigh as a substitute Limited Partner with respect to a substantial number of Interests, Raleigh may be in a position to (i) prevent non-tendering Interestholders entitled to vote on Partnership matters from taking action they desire but that Raleigh opposes, and (ii) take action desired by Raleigh but opposed by non-tendering Interestholders entitled to vote on Partnership matters. Under the Partnership Agreement, upon receipt of a request in writing signed by 10% or more in interest of the Limited Partners, the General Partner shall call a meeting of Limited Partners or submit any matter (upon which the Limited Partners are entitled to act) to the Limited Partners for a vote by written consent without a meeting. A majority in interest of the Limited Partners is entitled to take action with respect to a variety of matters, including: removal of Managers as the general partner of the Partnership (in which event the interests of Managers and the Associate Limited Partners in the Partnership must be purchased for fair market value); election of a successor general partner; dissolution of the Partnership; the sale of all or substantially all of the Partnership's properties (other than in the ordinary course of the Partnership's business); and most types of amendments to the Partnership Agreement (subject to the consent of the General Partner in the case of an amendment which would alter the rights, powers and duties of the General Partner). If it were admitted as a substitute Limited Partner, Raleigh, when voting on such matters, would, according to the Raleigh Offer to Purchase, be expected to vote Interests owned and acquired by it in its interest, which may not be in the interest of other Interestholders or Managers.

  CERTAIN STATEMENTS MADE IN THE RALEIGH OFFER TO PURCHASE WITH RESPECT TO RALEIGH'S VOTING POWER ARE, IN THE VIEW OF MANAGERS, INCORRECT. For example, Raleigh alleges in the Raleigh Offer to Purchase that Raleigh, because of its ownership of approximately 20% of the outstanding Interests, "is in a position to significantly influence all Partnership decisions on which [Interestholders] may vote, including decisions regarding removal of the General Partner, merger, sales of assets and liquidation." The Raleigh Offer to Purchase further states that "[t]he acquisition of additional [Interests] pursuant to the Offer would enhance such voting influence" and that Raleigh "intends to vote all [Interests] owned by it, including any [Interests] acquired in the Offer, in favor of the removal of the [Managers] and its replacement with Raleigh Realty Management." On October 18, 1996, the Delaware Chancery Court, in a ruling on the defendants' motion to dismiss an action brought by Raleigh (and one of its affiliates) for declaratory and injunctive relief (see Item 8 below), stated that it would grant the motion to dismiss for lack of standing based in part on the Court's conclusion that Raleigh and its affiliate do not have voting rights. Raleigh has filed a motion for reargument with respect to the Court's ruling and for the issuance of an injunction pending appeal.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) A Special Committee of the Board of Directors of Managers has been formed to consider the Prior Offer, this Offer and other offers that have been or may be made for the Interests (the "Special Committee"). Following the Partnership's receipt of the Offer, the Special Committee met with its financial and legal advisors to review and consider the Offer. Based on its analysis and its consultation with its advisors, the Special Committee has determined that with respect to Interestholders who have no current or anticipated need or desire for liquidity beyond that provided by the proposed $350 per Interest cash distribution made pursuant to the Starwood Financing discussed below and who expect to retain the Interests through an anticipated orderly liquidation of the Partnership by October, 2002, the Offer is inadequate and not in the best interest of such Interestholders. Accordingly, the Partnership recommends that such Interestholders reject the Offer and not tender their Interests pursuant to the Offer. With respect to all other Interestholders, the Special Committee is expressing no opinion and remains neutral with respect to the Offer.

  (b) The Special Committee reached the conclusions set forth in Item 4(a) after considering a variety of factors, including, but not limited to, the following:

    (i) The opinion of Lehman Brothers Inc. ("Lehman"), whom the Partnership has retained as financial advisor for the Special Committee, expressed in a letter, dated October 22, 1996 delivered to the Special Committee, that the consideration offered in the Offer is inadequate from a financial point of view to the Interestholders as a class as compared to the Lehman Estimated Liquidation Value (as defined below). However, because the decision of each individual Interestholder as to whether to accept the consideration offered pursuant to the Offer may be based to a significant extent on such holder's current or anticipated need or desire for liquidity, Lehman was not requested to, and did not, render any opinion as to the adequacy, from a financial point of view, of the consideration offered in the Offer to any particular Interestholder who has an immediate or anticipated need or desire for liquidity beyond that provided by the proposed $350 per Interest cash distribution made pursuant to the Starwood Financing discussed below. A copy of such letter is filed as Exhibit (c)(4) hereto.

    (ii) Lehman has also prepared an estimate of the present discounted value (the "Lehman Estimated Liquidation Value") of an Interest based on the assumption that the Partnership commences a theoretical orderly liquidation in October 1997 and completes that liquidation by October 2002 (the "Assumed Liquidation"). The Lehman Estimated Liquidation Value as of October 1, 1996, which was conveyed in writing to the Special Committee by the letter dated October 22, 1996, is a range of $610 to $630 per Interest. The Offer of $500 per Interest is between approximately 79% and 82% of the high and low end of the range in the Lehman Estimated Liquidation Value. The Lehman Estimated Liquidation Value represents Lehman's estimate (based on, among other things, the Partnership's June 1996 Draft Projected Budgets (defined below)) of the gross cash distributions that an Interestholder would receive between October 1, 1996 and the completion of the Assumed Liquidation, discounted to reflect the present value of such distributions. It should be noted that the Lehman Estimated Liquidation Value does not represent an estimate by Lehman of the fair market value of an Interest.

    (iii) Based upon the estimate of the gross cash distributions to be received by Interestholders in the Lehman Estimated Liquidation Value, Managers calculates that an Interestholder would receive total distributions from October 1996 through the Assumed Liquidation in excess of $1,000 per Interest.

    The Lehman Estimated Liquidation Value is based in part upon certain estimated cash receipts and disbursements of the Partnership through an assumed liquidation in October, 2002. As a business planning tool, the Partnership prepares near and long-term budgets of cash receipts and disbursements on an annual basis for the next succeeding year and the remaining life of the Partnership. These projected budgets are prepared to estimate the level of cash flow each asset of the Partnership will produce and the related expenditures and timing of the expenditures to achieve the potential cash flow. These projected budgets are utilized as a management tool to determine the appropriate methods of operating the Partnership's business, which include, but are not limited to, the amount of invested capital in assets, appropriate development plans for assets, level of indebtedness for the Partnership, cash reserves and appropriate distribution levels. In addition, projected budgets are used in preparing a borrowing base analysis of the Partnership's indebtedness to the market value of its assets as required under the Partnership's existing credit facility with its principal secured lender (the "lender"). The borrowing base analysis is submitted quarterly to the lender pursuant to the requirements of the credit facility. Due to the timing of submitting the borrowing base analysis and the time at which particular projected budgets are finally completed and approved, there generally are multiple ongoing revisions to the projected budgets. In addition, the projected budgets may be updated during any particular year for identified, material projected budget change(s) to estimated cash receipts and/or disbursements and to comply with the quarterly borrowing base analysis required by the lender in order for the borrowing base analysis to be the most current estimate when submitted.

    Changes in projected budgets may occur due to changes in market conditions (e.g., mortgage interest rates, consumer confidence, unemployment, population growth and income levels), land use, entitlements, permitting, costs of materials and labor, operating expenses, rental rates, price and quantity of home sales, the amount, pricing and timing of the Partnership's homes, homes built by third party builders in the Partnership's communities and competing builders and competing communities, all of which are subject to frequent and material changes. During the life of the Partnership long-term budgets have changed materially on an annual basis and in some instances on a more frequent basis. Because a significant portion of the Partnership's business is related to the sale of undeveloped or partially developed parcels of land and homesites, and development of residential properties within its communities, the amount of cash flow realized by the Partnership may be affected by changes in overall demand for homes, homesites and other real estate within its communities. In particular, changes in demand could result from higher interest rates or the unavailability of mortgage financing on advantageous terms or from inflation, recessions or other economic conditions that reduce the utilization of, and demand for, housing, homesites and undeveloped and partially developed parcels of land. Any rise in interest rates or downturn in the national or local economy could affect the Partnership's sales and cash flow. Such factors tend to be cyclical in nature and have been experienced in the past.

    The Partnership has prepared various sets of long-term budgets of its cash receipts and disbursements, all on a draft basis, to be reviewed by various operating personnel for, among other things, appropriateness of assumptions, timing of expected cash receipts and disbursements, cash reserves, timing of scheduled bank term loan repayments and levels of cash flow generally. The draft long-term budgets dated as of June 16, 1996 were presented to the Special Committee and to Lehman for their review and consideration as the most current long-term business plan of the Partnership. The following are the draft long-term budgets dated as of June 16, 1996, as adjusted as of the date hereof to take into account the Starwood Financing (described below) and certain related changes anticipated as a result of such financing (the "June 1996 Draft Projected Budgets"). The June 1996 Draft Projected Budgets were prepared on the basis of the most current knowledge of the Partnership's operating personnel:

                           ARVIDA/JMB PARTNERS, L.P.

                       JUNE 1996 DRAFT PROJECTED BUDGETS
                                (000'S OMITTED)

                              1996     1997     1998     1999     2000     2001     2002     TOTAL
                             -------  -------  -------  -------  -------  -------  -------  -------
   Operating Properties
    River Hills............       66      133      144    4,361                               4,704
    Sawgrass...............      204      183    2,787                                        3,174
    Weston.................   (8,360)    (535)  19,790    2,592   (7,932)  33,625   37,693   76,873
    Commercial.............   (1,052)  38,791   (8,056) (11,458)   3,926   39,778   14,426   76,355
                             -------  -------  -------  -------  -------  -------  -------  -------
    Subtotal Operating
     Properties............   (9,142)  38,572   14,665   (4,505)  (4,006)  73,403   52,119  161,106
   Communities
    River Hills............    1,322    4,222    8,348    7,771    1,039                     22,702
    Sarasota...............   14,461   (1,602) (13,013)  20,548   22,868                     43,262
    Sawgrass...............      834      859      878      897      917      286             4,671
    Jacksonville G &
     C.C. .................    7,194    3,061    4,652                                       14,907
    Broken Sound...........     (377)    (961)     486      716      595      690    1,305    2,454
    Weston.................   26,672   17,557   37,088   42,993   44,113   60,115  159,141  387,679
    Commercial.............    5,424   (6,993)   1,421    2,295    4,488    3,966   13,555   24,156
    Waters Edge/Dockside...     (523)     177    2,023    2,986    2,138                      6,801
    Cullasaja..............    1,479    2,160    2,104    2,006    1,465                      9,214
    California.............   11,772                                                         11,772
    Boca Comm/Boca ARSL....      292      357      364      371    2,002                      3,386
    Support Services.......  (13,930) (13,729) (10,967)  (9,249)  (8,156)  (6,492) (10,918) (73,441)
                             -------  -------  -------  -------  -------  -------  -------  -------
    Subtotal Communities...   54,620    5,108   33,384   71,334   71,469   58,565  163,083  457,563
    Operating Cash Flow....   45,478   43,680   48,049   66,829   67,463  131,968  215,202  618,669
                             -------  -------  -------  -------  -------  -------  -------  -------
   Project Financing.......  (40,446)  12,989    2,715   (7,016)  (3,112)  (9,118) (47,141) (91,129)
   Starwood Financing......  151,611  (46,008) (40,100) (47,332) (48,680) (28,414)       0  (58,923)
                             -------  -------  -------  -------  -------  -------  -------  -------
    Consolidated Total.....  156,643   10,662   10,664   12,481   15,671   94,436  168,061  468,618
                             =======  =======  =======  =======  =======  =======  =======  =======

    The June 1996 Draft Projected Budgets are based upon a number of factors, including the following items and assumptions:

    . The June 1996 Draft Projected Budgets are generally based on the
      Partnership's last three years (i.e., 1993, 1994 and 1995) market experience, supplemented with market studies prepared periodically by outside independent market research and economic analysis firms.

    . The Starwood Financing (discussed in (iv) and Item 8 below) is assumed to be obtained according to the terms set forth in the Commitment.

    . Due to costs relating to the tender offers for Interests and to the Starwood Financing, support services are assumed to remain equal in 1996 and 1997, but are assumed to decrease consistent with the Assumed Liquidation.

    . The interest rate on the $80 million senior tranche of the Starwood
      Financing is assumed to be 8.75% per annum.

    . The June 1996 Draft Projected Budgets do not include any specific recessionary period in the market for selling homes. There is a general assumption that absorption and pricing of the Partnership's homes will average out in accordance with projected demand and pricing through October, 2002.

    . Underlying inflation in the home-building/land development industry, based on particular markets, is assumed to be 2%-3% annually.

    . Cash flows for community development and homebuilding are based on current development plans, permits and entitlements (whether final or preliminary).

    . One of the Partnership's current bank term loans is assumed to be repaid in full by a portion of the proceeds from the Starwood Financing, and the other bank term loan is assumed to be refinanced with the current lender.

    . Project specific financing is assumed to be obtained and used to finance construction costs of certain to-be-built commercial properties.

    . Debt financing is also assumed to be obtained and used to finance the construction costs of housing units to be built by the Partnership in certain communities. Such indebtedness is generally assumed to be at specific loan to value ratios and utilized to fund "hard construction costs."

    . All bank and other financing is assumed to be generally recourse to the Partnership, but at all times to be less than a percentage of cost or of the market value of the Partnership's assets.

    . Various land parcels are assumed to be sold in bulk while other parcels are assumed to be sold as developed homesites and remaining parcels are used for homes to be constructed and sold by the Partnership.

    . Club and amenity assets utilized by the Partnership as enhancements to various communities and to assist in the marketing of the Partnership's communities are assumed to be sold at times deemed appropriate in a community's life-cycle and at assumed market values based on a normalized income or cash flow projection.

    . Various parcels are assumed to be developed by the Partnership and sold as developed operating properties or residential communities.

    . Certain bulk sales of assets are assumed to occur in the year 2002 in order to liquidate the Partnership's assets by the currently anticipated date of October, 2002. Accordingly, a more representative depiction of assumed average annual absorption and sales levels may be the years 1996-2001. Sales are assumed to have the following approximate average annual absorptions of units in the following years:

                                                           1996-2001 1996-2002
                                                           --------- ---------
     Partnership built homes..............................   1,171     1,202
     Homesites............................................     301       310
     Third party builder homes on homesites sold by the
      Partnership.........................................     312       319

    . Land and property, homesites and housing cash flows are assumed based on the Partnership's experience and assumptions as to the costs and availability of labor and materials.

    . Affordability of mortgage interest rates is assumed to remain at acceptable levels for home buyers.

    . All assets are assumed to be sold by October 2002, the currently anticipated date for the liquidation of the Partnership. (See Item 7 below.)

    The June 1996 Draft Projected Budgets are based on the above and other assumptions and on other general factors relating to the Partnership's business or to more general economic conditions. THERE IS NO ASSURANCE THAT THE JUNE 1996 DRAFT PROJECTED BUDGETS WILL BE ACHIEVED DUE TO, AMONG OTHER THINGS, CHANGES IN PRICING OR LEVELS OF SALES; CHANGES IN COSTS OF CONSTRUCTION OR DEVELOPMENT; ADVERSE GENERAL NATIONAL OR LOCAL ECONOMIC CONDITIONS; CHANGES IN INTEREST RATES OR RESTRICTIONS IN FINANCING FOR BUYERS OF BULK LAND, HOMESITES OR CONSTRUCTED HOMES; UNANTICIPATED EXPENDITURES TO BUILD OUT OR DEVELOP IN ACCORDANCE WITH THE PARTNERSHIP'S CURRENT PLANS OR ANY UNANTICIPATED CHANGES TO THOSE PLANS OR GOVERNMENTAL REQUIREMENTS TO

  MAINTAIN ENTITLEMENTS OR TO OBTAIN APPROPRIATE PERMITS; CHANGES IN ENVIRONMENTAL LAWS, REGULATIONS OR CONDITIONS AND UNANTICIPATED EXPENDITURES FOR ENVIRONMENTAL MATTERS; CHANGES IN BUILDING CODES; INCREASED COMPETITION; DELAYS IN OBTAINING PERMITS OR APPROVALS FOR CONSTRUCTION OR DEVELOPMENT AND ADVERSE CHANGES IN LAWS, GOVERNMENTAL RULES OR FISCAL POLICIES; AND OTHER FACTORS AFFECTING THE DEVELOPMENT OF REAL ESTATE, THE CONSTRUCTION AND SALE OF HOMES, THE OPERATION OF CLUBS AND OTHER AMENITIES OR COMMERCIAL PROPERTIES. ACCORDINGLY, THE ACTUAL OPERATIONS AND CASH FLOWS OF THE PARTNERSHIP ARE LIKELY TO VARY FROM THOSE INCLUDED IN THE JUNE 1996 DRAFT PROJECTED BUDGETS AND SUCH VARIATIONS MAY BE MATERIAL. CONSEQUENTLY, SUCH BUDGETED RESULTS OF OPERATIONS AND CASH FLOWS OF THE PARTNERSHIP, AND THE LEHMAN ESTIMATED LIQUIDATION VALUE, ARE NOT GUARANTEES OF ACTUAL RESULTS OF OPERATIONS OR CASH FLOWS OF THE PARTNERSHIP AND SHOULD NOT BE CONSIDERED AS THE ACTUAL RESULTS OF THE PARTNERSHIP OR THE AMOUNT THAT WILL NECESSARILY BE REALIZED BY AN INTERESTHOLDER WHO RETAINS AN INTEREST IN THE PARTNERSHIP THROUGH ITS ACTUAL LIQUIDATION. NO ASSURANCE CAN BE OR IS MADE THAT THE JUNE 1996 DRAFT PROJECTED BUDGETED RESULTS OF THE PARTNERSHIP'S OPERATIONS AND CASH FLOWS, OR THE AMOUNT SET FORTH IN THE LEHMAN ESTIMATED LIQUIDATION VALUE, WILL BE REALIZED IN WHOLE OR PART. NO ASSURANCE CAN BE OR IS MADE AS TO THE ACTUAL RESULTS THAT WILL BE ACHIEVED BY AN INTERESTHOLDER WHO RETAINS AN INTEREST IN THE PARTNERSHIP.

    (iv) On September 12, 1996, the Partnership entered into the Commitment with Starwood for the Starwood Financing in connection with a proposed leveraged recapitalization (the "Proposed Recapitalization"). If completed, the Partnership expects to use the proceeds from the Starwood Financing to repay one of the Partnership's existing bank term loans and to make a nontaxable distribution, including a nontaxable distribution of $350 per Interest to Interestholders. Pursuant to the terms of the Partnership Agreement, Managers and the Associate Limited Partners would collectively receive an aggregate of approximately $7.8 million as their share of any such distribution. Based upon the June 1996 Draft Projected Budgets, the Partnership anticipates that the entire Starwood Financing would be repaid in 2001. The terms of the Starwood Financing are described in Item 8 below.

    Managers believes that the Starwood Financing, which, if completed, would provide significant immediate liquidity to the Interestholders while permitting current holders to retain their Interests in the Partnership, is in the best interest of both the Partnership and its Interestholders. Furthermore, by letter dated September 9, 1996, addressed to the Special Committee, Lehman expressed its opinion that (i) the financial terms of the Starwood Financing are commercially reasonable from the standpoint of the Partnership, and (ii) the consideration to be received by Interestholders (i.e., the immediate cash distribution of $350 per Interest and their retained Interests in the Partnership) pursuant to the Proposed Recapitalization is fair, from a financial point of view, to the Interestholders as a class.

    (v) Raleigh is making its Offer with a view to making a profit. The Raleigh Offer to Purchase states that "in establishing the Purchase Price, [Raleigh] was motivated to set the lowest price for the [Interests] which might be acceptable to [Interestholders] consistent with [Raleigh's] objectives" (emphasis added). Accordingly, there is a conflict of interest between its desire to purchase the Interests at a low price and Interestholders' desire to obtain the highest price for their Interests.

    (vi) The Partnership believes that the Interests are a long-term, illiquid investment and the full value of an investment in the Interests can only be realized by an Interestholder who retains his/her Interests through the liquidation of the Partnership. However, consummation of the Starwood Financing would provide Interestholders with significant near-term liquidity.

    (vii) No active trading market exists for the Interests. Because the Interests are not listed on an exchange or quoted as reported on Nasdaq, they are essentially illiquid. Limited private sales and sales through certain intermediaries are the only current means for an Interestholder to liquidate an investment in Interests. The Partnership believes that trading prices of any such sales do not reflect the values inherent in the Interests. The Partnership anticipates that, in view of the absence of a public market for the Interests, once the Offer has expired the price for Interests through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price under the Offer, both as adjusted for the anticipated distribution of $350 per Interest from the Starwood Financing.

    (viii) Interestholders should not feel pressured to tender their Interests because of the assertion by Raleigh in its Offer that it has the ability to vote its Interests and influence Partnership decisions (see Item 3(b)(2), above). As stated in Item 3(b)(2), Managers believes that Raleigh does not have the right to vote any of the Interests it holds and will not gain that right unless admitted to the Partnership as a substitute Limited Partner with respect to such Interests. Managers has not yet determined the circumstances, if any, under which it would admit Raleigh as a substitute Limited Partner with respect to some or all of its Interests. Therefore, Managers believes that Raleigh's assertion of its ability to control decisions by voting of Interests should not influence an Interestholder's decision to tender his/her Interests in the Offer.

    (ix) Managers from time to time considers potential means of enhancing the value of the Interests in the near term, such as the Starwood Financing. Managers may consider additional potential means of enhancing the value of the Interests in the near term, although there are no current plans for any such transaction, and there is no assurance that plans for any such transaction will be developed, or that any such transaction will be pursued in the future.

ITEM 5. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

  The Partnership has engaged Lehman as financial advisor to the Special Committee of the Board of Directors of Managers to prepare the Lehman Estimated Liquidation Value and to advise the Special Committee of Lehman's opinion as to the adequacy, from a financial point of view, of the consideration offered in the Prior Tender Offer, this Offer and other offers that have been or may be made. The Partnership paid Lehman a fee of $250,000 for preparation of the Lehman Estimated Liquidation Value and a fee of $50,000 upon delivery of its adequacy opinion in connection with the Prior Tender Offer. The Partnership has also agreed that (i) in the event of a Transaction (as hereinafter defined), other than a tender offer for Interests, it will pay Lehman a fee of 1% of the Consideration (as hereinafter defined) involved in such Transaction (including the Starwood Financing) for its assistance in developing financial strategies and providing general financial advisory services, and (ii) upon consummation of certain tender offers for Interests, including the Offer, it will pay Lehman a fee equal to 2.5% of any Incremental Value (as hereinafter defined) created in respect of a tender offer with a purchase price equal to or less than $441 per Interest, plus 5% of any additional Incremental Value thereafter, subject to a maximum additional fee in respect of Incremental Value of $300,000. The Partnership has paid Lehman approximately $122,000 in respect of the Incremental Value relating to the Prior Tender Offer. The Partnership also has agreed to reimburse Lehman for its reasonable out-of-pocket costs, and to indemnify it against certain expenses and liabilities if incurred in connection with its engagement, including liabilities under the federal securities laws. Lehman's engagement is for a period of two years. Lehman has been previously engaged by the Partnership, including in connection with an unsolicited preliminary proposal for the purchase of the Partnership's assets received in March 1994. For purposes of this paragraph, "Transaction" means any transaction or series or combination of transactions, other than in the ordinary course of business, whereby (i) control of a material amount of the Partnership's businesses or assets is transferred for consideration, (ii) any payment or distribution of cash, securities or other property is made to the partners of, or to the holders of debt securities of or other claims against, the Partnership as to which Lehman completes analyses or represents the Partnership in discussions with third parties, and (iii) Interests in the Partnership are transferred in connection with a tender offer that is subject to the requirements of Sections 14(d) and 14(e) of the Exchange Act; "Consideration" means the gross value of all cash, securities and other property paid directly or indirectly by the acquiror to the seller(s) (or contributed by the parties in the case of a joint venture), as well as the aggregate principal amount of any of the seller's indebtedness, unfunded pension liabilities, and/or guarantees assumed by the acquiror; and "Incremental Value" means the product of the excess of the tender offer price over $420 per Interest multiplied by the number of Interests tendered at such price.

  The Partnership has also retained D.F. King & Co., Inc. ("D.F. King") to act as Information Agent for the Partnership in connection with the Prior Tender Offer, the Offer and any other such offers that may be made. The Partnership will pay D.F. King reasonable and customary compensation for its services, plus reimbursement for certain reasonable out-of-pocket expenses.

  Except as described above, neither the Partnership nor any person acting on its behalf has employed, retained, or compensated or intends to employ, retain, or compensate any other person or class of persons to make solicitations or recommendations to holders of Interests on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Except as described in Item 3, neither the Partnership nor Managers has effected any transactions in the Interests during the past 60 days. Except as described in Item 3, Managers is not aware of any transactions in the Interests during the past 60 days by any of its executive officers, directors, affiliates, or subsidiaries.

  (b) Neither Managers nor, to the knowledge of Managers, any of its executive officers, directors, affiliates, or subsidiaries intends to tender Interests owned by them in the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) The following negotiations and transactions by the Partnership have occurred since the Partnership's last amendment to its Schedule 14D-9 (dated August 7, 1996), which it filed in response to the Prior Tender Offer.

 Raleigh

  According to the Raleigh Offer to Purchase, on August 1, 1996, Raleigh acquired 79,696 Interests at a purchase price of $461 per Interest pursuant to the Prior Tender Offer.

  On August 15, 1996, representatives of Raleigh met with Managers at the offices of the Partnership in Chicago, Illinois to inquire as to the terms of the proposed Starwood Financing. At the meeting, Raleigh's representatives stated their objection to the terms of the Starwood Financing as described to them at such meeting and offered to use Raleigh's best efforts to obtain superior financing proposals for the benefit of the Partnership and its Interestholders. Raleigh offered to provide to the Partnership financing substantially identical to the Starwood Financing in the event superior financing were not available. On the next day, August 16, 1996, Raleigh sent a letter to Managers purporting to confirm the discussions held at the August 15 meeting (as described above).

  On August 19, 1996, Managers sent a letter to Raleigh stating that the Partnership had entered into a letter agreement with Starwood pursuant to which the Partnership had agreed not to pursue or negotiate any other offers for financing similar to the Starwood Financing for a specified period of time, and that the Partnership intended to honor this agreement. On August 19, 1996, Raleigh sent another letter to Managers in connection with its proposed replacement financing in lieu of the Starwood Financing suggesting a proposed offer of $500 per Interest (less the amount of distributions to Interestholders from Raleigh's replacement financing proposal), to the extent permitted by the Partnership Agreement. However, Raleigh's replacement financing proposal was not conditioned upon acceptance of the proposed offer of $500 per Interest. By letter dated August 27, 1996, the Partnership responded to Raleigh's replacement financing proposal by reiterating that the Partnership had agreed with Starwood not to pursue or negotiate any offers for financing similar to the Starwood Financing for a forty-five day period. In that same letter the Partnership also stated that Raleigh was free to make an offer for Interests at $500 per Interest (or any other price determined by Raleigh), subject to its compliance with applicable law, including federal securities laws. The letter further stated that such an offer by Raleigh in no way depended upon the consent or approval of the Partnership or Managers.

  On September 12, 1996, the Partnership entered into the Commitment for the Starwood Financing. On the morning of September 13, 1996, representatives of Managers phoned representatives of Raleigh and informed them that the Partnership had entered into the Commitment the previous evening. Later that day, Raleigh sent a letter to Managers repeating its objection to the terms of the Starwood Financing and proposing that the Partnership enter into an agreement with Raleigh pursuant to which the Partnership and an affiliate of Raleigh would combine and Interestholders would have the choice of receiving either (i) $500 per Interest in cash or
(ii) at least $525 per Interest, composed of $400 per Interest in cash plus a security of the surviving entity that would be valued at not less than $125 per Interest. Raleigh's letter proposal expired by its terms on September 18, 1996. By letter dated September 17, 1996, the Partnership responded by stating that although the terms of the Raleigh proposal were very general in nature and lacked specifics, it was clear that Raleigh valued the business of the Partnership at significantly less than the Partnership believes it is worth, particularly when the Starwood Financing is taken into account. Accordingly, the Partnership responded that it had no interest in the proposal and that its business was not for sale. By letter dated September 19, 1996, Raleigh stated its disappointment that Managers did not understand the terms of its merger proposal and did not contact Raleigh for clarification. In addition, Raleigh questioned Managers' position.

  On October 1, 1996, Raleigh sent a letter to Managers requesting a list of the names and addresses of, and the number of Interests owned by, Interestholders. On October 11, 1996, Raleigh commenced an action in the Delaware Chancery Court, New Castle County, captioned Raleigh Capital Associates, L.P. v. Arvida/JMB Managers, Inc. and Arvida/JMB Partners, L.P., in which it sought to compel the Partnership and Managers to provide Raleigh with a list of Interestholders. The Delaware Chancery Court has not yet ruled in that action. (See Item 8).

 Starwood Financing

  Reference is made to Item 8 for a description of the Starwood Financing.

 Smithtown Offer

  In September 1996 Smithtown Bay, LLC ("Smithtown") made an unsolicited offer for up to 4.9% of the total outstanding Interests at a purchase price of $480 per Interest. Smithtown's offer expired on September 30, 1996. Smithtown acquired less than 0.4% of the total outstanding Interests pursuant to such offer. Based on its analysis and its consultation with its advisors, the Special Committee determined that, with respect to Interestholders who have the expectation of retaining their Interests through an anticipated orderly liquidation of the Partnership's assets by October 2002 and who have no current or anticipated need for liquidity, the Smithtown offer was inadequate and not in the best interest of such Interestholders. The Special Committee recommended to such Interestholders that they reject the Smithtown offer. With respect to all other Interestholders, the Special Committee expressed no opinion and remained neutral with respect to the Smithtown offer.

 General

  Managers has, from time to time, received inquires from other parties which may consider making offers for the Interests of the Partnership. These inquiries have been preliminary in nature and, accordingly, there can be no assurance that any such offers will be made or, if made, will receive the favorable recommendation of the Partnership or be consummated.

  Under the Partnership Agreement, Managers is required to elect to pursue one of the following courses of action: (i) to cause the Interests to be listed on a national exchange or to be reported by the National Association of Securities Dealers Automated Quotation System ("Nasdaq") at any time on or prior to October 31, 1997; (ii) to purchase, or cause JMB or its affiliates to purchase, on October 31, 1997, all of the Interests of the Interestholders at their then appraised fair market value (as determined by an independent nationally recognized investment banking firm or real estate advisory company); or (iii) to commence a liquidation phase on October 31, 1997, in which all of the Partnership's remaining assets will be sold or disposed of by October 31, 2002. The Special Committee of Managers, at a meeting on June 27, 1996, expressed the position of the members of such committee that, if such choice were to be submitted to the board of Managers at the present time, based on the facts and circumstances then known to them, such members would vote in favor of commencing a liquidation phase on October 31, 1997, in which all of the Partnership's remaining assets would be sold over five years. The Special Committee directed that Lehman be informed of the members' position in reaching an opinion with regard to the adequacy of the Prior Tender Offer, and Lehman has taken into account such position in reaching an opinion with regard to the adequacy of the Offer. It should be noted that Managers has not approved a plan of liquidation and that Managers expressly reserves the right to choose any of the three alternatives on or prior to October 31, 1997.

  (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

 General

  Pursuant to the Partnership Agreement, no transfer or assignment of Interests which, when considered with all other transfers or assignments during the twelve-month period ending with such transfer or assignment, would, in the opinion of counsel to the Partnership, cause a termination of the Partnership for federal income tax purposes (which termination may occur when 50% or more of the total Interests in the Partnership capital and profits is transferred by sale or exchange in a twelve-month period) shall be effective. Depending upon the number of Interests tendered pursuant to the Offer, sales of Interests on the secondary market for the twelve-month period following completion of the Offer may be limited. The Partnership will not process any requests for transfers of Interests during such twelve-month period which the Partnership believes would cause a tax termination. For the period from October 1, 1995 to September 30, 1996, approximately 100,000 (approximately 24.8%) of the Interests were transferred, including, for this purpose, the approximately 19.7% of the Interests acquired by Raleigh pursuant to the Prior Tender Offer. The aggregate number of Interests being sought pursuant to the Offer equals approximately 24.8% of the Interests. Depending on the number of Interests transferred within the twelve months preceding the completion of the Offer, it is possible that less than 24.8% of the Interests can be purchased pursuant to the Offer because of certain tax-related transfer restrictions.

  An Interestholder may recognize gain or loss on the sale of Interests pursuant to the Offer depending on the specific circumstances of the Interestholder. In addition, the ability of an Interestholder to fully utilize losses may depend on whether the Interestholder sells all or less than all of his or her Interests pursuant to the Offer. The Partnership does not anticipate that an Interestholder who does not tender his or her Interests under the Offer will realize any material tax consequences as a result of the election not to tender his or her Interests. Each Interestholder should consult his, her or its own tax advisor as to the particular tax consequences to such Interestholder of selling or not selling Interests pursuant to the Offer.

  Secondary market sales activity for the Interests, including privately negotiated sales, has been limited and sporadic. The Partnership's Annual Report on Form 10-K for the year ended December 31, 1995 states that "there is no public market for Interests, and it is not anticipated that a public market for Interests will develop." Privately negotiated sales and sales through intermediaries (e.g., through the matching services for buyers and sellers of Interests operated by Merrill Lynch) currently are the only means available to an Interestholder to liquidate an investment in Interests (other than offers to purchase, including the Offer) because the Interests are not listed or traded on any exchange or quoted on any Nasdaq list or system. High and low sales prices of Interests may be obtained through certain entities such as Partnership Spectrum, an independent, third-party source which reports such information; however, the gross sales prices reported by Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Interests, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. The Partnership anticipates that, in view of the absence of an established market for the Interests, once the Offer has expired, the price for Interests through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price under the Offer.

 Starwood Financing

  The Starwood Financing consists of an $80 million secured senior tranche and an $80 million secured mezzanine tranche. Under the terms of the commitment, the senior tranche will have an interest rate, at the Partnership's option, of the London Inter-Bank Offering Rate (LIBOR) plus 3.25% per annum or the Chase Manhattan Bank's prime rate (or, if greater, the federal funds rate plus
 .625%) plus 1.25% per annum. Interest calculated based on LIBOR shall be payable at the end of each LIBOR period but no less frequently than quarterly. Interest calculated based on Chase Manhattan Bank's prime rate (or the federal funds rate) shall be payable monthly. Scheduled annual principal payments of $10 million (subject to reduction under certain circumstances) plus additional principal payments depending upon the net cash flow of the Partnership will be required under the senior tranche prior to maturity. The mezzanine tranche will bear interest at a rate of 15% per annum, payable quarterly in arrears. No principal payments will be required on the mezzanine tranche prior to maturity.

  The Starwood Financing will be secured by recorded mortgages on the Partnership's real property assets as well as assignments of other Partnership assets, including equity memberships, joint venture interests or joint venture proceeds (to the extent permitted under the applicable joint venture agreements) and unrestricted cash balances. Under the Starwood Financing, the Partnership will be required to maintain a certain net worth as well as to comply with a specified debt service coverage ratio. The Starwood Financing will also include certain restrictions on the Partnership's incurrence of additional indebtedness and will be cross-defaulted with other indebtedness of the Partnership outstanding from time to time. The Starwood Financing limits distributions to Interestholders to a maximum of $26.39 per Interest in 1997 and 1998 and to a maximum of $47.50 per Interest in each year thereafter during the term of the financing. The Starwood Financing will be prepayable in whole or in part, subject to a prepayment premium of 1%, except that prepayments (whether voluntary or by acceleration of maturity) of amounts under the mezzanine tranche during the first three years of the Starwood Financing generally will require the payment of a yield maintenance premium on the amount prepaid for that three year period. The maturity date for the Starwood Financing will be June 30, 2002.

  The Starwood Financing will allow up to $50 million of financing that is senior to the Starwood Financing, including $20 million of project financing for Weston. The Starwood Financing will not restrict any transfers of general or limited partnership interests in the Partnership. However, Starwood will have the right to consent or not consent to any transfer of Managers' interest in the Partnership to an entity not controlled by, controlling or under common control with Managers, a corporate restructuring, merger or change of control of either the Partnership or Managers, or a termination of the existing Management, Advisory and Supervisory Agreement between the Partnership and Arvida Company, provided that Starwood's consent shall not be unreasonably withheld. If Starwood withholds its consent to any of the foregoing, Starwood shall have the right to accelerate the maturity date of the Starwood Financing. If Starwood consents to any of the foregoing events, it would be entitled to be paid an amount equal to 1% of the then outstanding principal. Any new manager or management agreement will be subject to Starwood's prior reasonable approval.

  The Partnership will be required to pay Starwood a loan fee of $1.6 million upon closing of the Starwood Financing. The Partnership will also be obligated to pay various other expenses in connection with the Starwood Financing, including Starwood's costs incurred in connection with the Starwood Financing up to a specified maximum amount. Under the terms of the Commitment, the Partnership has agreed not to pursue or negotiate any other offers with a third party for a financing similar in size or purpose as the Starwood Financing, and, except under certain limited circumstances, in the event the Partnership were to enter into an agreement with a third party on or before December 1, 1996 (subject to extension under certain circumstances) for similar financing, the Partnership would be obligated to pay Starwood a break-up fee between $2.4 and $4.4 million plus certain expenses. The closing of the Starwood Financing is subject to the satisfaction (or waiver) of various conditions, and if such conditions are met the closing is expected to occur during the fourth quarter of 1996. However, there is no assurance that such conditions will be satisfied or that the Starwood Financing will be closed. The foregoing description of the Starwood Financing is based on the provisions of the Commitment and are subject to possible change during the negotiation of loan documents.

  By letter dated September 9, 1996, addressed to the Special Committee, Lehman expressed its opinion that (i) the financial terms of the Starwood Financing are commercially reasonable from the standpoint of the Partnership, and (ii) the consideration to be received by Interestholders (i.e., the immediate cash distribution of $350 per Interest and their retained Interests in the Partnership) pursuant to the Proposed Recapitalization is fair, from a financial point of view, to the Interestholders as a class.

 Litigation

  On June 24, 1996, Irvin Weiss v Arvida/JMB Managers, Inc., Neil G. Bluhm, Lehman Brothers Inc. and Arvida/JMB Partners, L.P. (Case No. 96CH 6627) (the "Weiss Complaint") was filed in the Chancery Division of the Circuit Court of Cook County Illinois. The Weiss Complaint was a purported class action complaint on behalf of Irvin Weiss and all other Interestholders to bar (i) Managers and Mr. Bluhm from taking any action to chill tender offers from non-affiliates, (ii) the officers, directors and shareholders of the defendants from participating in any special committee on tender offers, (iii) Lehman from advising any such special committee, and (iv) defendants and their affiliates from making tender offers. The Weiss Complaint alleged, inter alia, that Managers and Mr. Bluhm breached their fiduciary duty owed plaintiff and members of the purported class by chilling tender offers for Interests by non-affiliates, failing to provide non-affiliated offerors with information and stifling competition for such Interests, and that Lehman participated in such breaches of fiduciary duty by colluding with them. In addition to seeking the relief described above, plaintiff sought such other and further relief as the Court deemed just and proper and the award of attorneys' fees and costs.

  A complaint was filed in the Chancery Division in the Circuit Court of Cook County, Illinois on July 1, 1996, and amended on July 8, 1996, in the matter of Jack M. Carlstrom and Lynn M. Carlstrom v. Arvida/JMB Managers, Inc., Neil
G. Bluhm, Walton Street Capital Acquisition Co. III, L.L.C., Whitehall Street Real Estate Limited Partnership VII, Lehman Brothers Inc. and Arvida/JMB Partners L.P. (Case No. 96CH6892) (the "Carlstrom Complaint"). The Carlstrom Complaint, as amended, is brought derivatively on behalf of the Partnership and individually on behalf of Jack M. Carlstrom and Lynn M. Carlstrom and a purported class of all other holders of Interests (excluding current or former management or affiliates of Managers) and seeks to compel defendants to foster bidding for control of the Partnership and to bar (i) Managers and Mr. Bluhm from taking any action to chill tender offers from non-affiliates, (ii) the officers, directors and shareholders of the defendants from participating in any special committee on tender offers, (iii) Lehman from advising any such special committee, and (iv) defendants and their affiliates from making tender offers (including enjoining tender offers by controlling persons and affiliates of Managers). The Carlstrom Complaint alleges, inter alia, that Managers breached its fiduciary duty owed plaintiffs and members of the purported class by tilting the playing field in favor of itself and against potential bidders for the Partnership, preferring the "General Partner's" tender offer over those of other bidders, failing to disclose non-public information to other bidders to prevent them from making competing offers, discouraging a fair bidding contest and entrenching the defendants, and that Whitehall and Lehman participated in such breaches of fiduciary duty. In addition to seeking the relief described above, plaintiffs on behalf of themselves and members of the purported class seek damages in a sum to be determined at trial, such other and further relief as the court may deem just and proper and the award of attorneys' fees and costs.

  The Weiss Complaint and the Carlstrom Complaint were consolidated on August 8, 1996, and the plaintiffs filed an amended and consolidated complaint on August 29, 1996 (the "Consolidated Complaint"). The Consolidated Complaint includes the same allegations asserted in the individual complaints, but also asserts that Managers and its individual directors breached their fiduciary duty owed plaintiffs and the purported class members by agreeing to negotiate a debt recapitalization exclusively with Starwood, and by refusing to negotiate an alternative refinancing deal with Raleigh.

  On September 25, 1996, the court granted the plaintiffs' motion to voluntarily dismiss the Weiss Complaint. Also on September 25, 1996, the court granted a motion by the remaining Carlstrom plaintiffs, permitting them to file a second amended complaint by October 23, 1996. On October 16, 1996, the remaining Carlstrom plaintiffs were granted an unspecified additional amount of time to file their second amended complaint.

  On October 24, 1996, the remaining Carlstrom plaintiffs filed a Second Amended Class Action and Verified Complaint (the "Second Amended Complaint"). The Second Amended Complaint names the same defendants as were named in the Consolidated Complaint and adds as defendants Starwood Capital Group I, L.P., Starwood/Florida Funding, L.L.C., Starwood Opportunity Fund IV, L.P., BSS Capital II, L.L.C. and Barry Sternlicht. The Second Amended Complaint includes the same allegations asserted in the Consolidated Complaint and adds the claim that Managers and its directors entered into a burdensome recapitalization with the Starwood defendants in order to entrench themselves and thwart attempts at control. Managers for itself and acting for the Partnership believes this action is groundless and has no merit, and intends to vigorously defend this lawsuit.

  On September 27, 1996, Vanderbilt and Raleigh commenced an action for declaratory and injunctive relief in the Delaware Chancery Court, New Castle County, captioned Vanderbilt Income and Growth Associates, L.L.C., et al. v. Arvida/JMB Managers, Inc., et al. (C.A. No. 15238). Managers, its directors, Judd D. Malkin, Neil G. Bluhm, Burton E. Glazov, Stuart C. Nathan, A. Lee Sacks and John G. Schreiber, as well as Starwood's principal, Barry Sternlicht, the Starwood Financing lender and certain of its affiliates, were named as defendants. The action seeks, among other things, to enjoin the Starwood Financing (the terms of which are described above). It alleges that as a result of having entered into an agreement for the Starwood Financing the defendants are engaged in a scheme to cause the Partnership unnecessarily to incur approximately $160 million in secured debt on unfavorable terms, including an interest rate which would be higher than that which presently is available in the market for similar financings. The action further alleges that the purpose of the Starwood Financing is to entrench the position of Managers and is thus wholly improper and that the defendants thereby wrongfully have breached, and/or aided and abetted, participated in and/or induced the wrongful breach of fiduciary duties owed by Managers to the Partnership. Chancery Court, in a ruling on the defendants' motion to dismiss that action, stated that it would grant the motion to dismiss for lack of standing based in part on the Court's conclusion that Raleigh and an affiliate also party to the action do not have voting rights. Raleigh has filed a motion for reargument with respect to the Court's ruling and for an issuance of an injunction pending appeal.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

(a)(1) Letter dated October 28, 1996, from Arvida/JMB Partners, L.P. to its Interestholders.

(c)(1) Amended and Restated Agreement of Limited Partnership of Arvida/JMB Partners, L.P., made and entered into to be effective as of September 10, 1987, by and between Managers and the Limited Partners (previously filed with the Securities and Exchange Commission as Exhibit 3 to the Partnership's Form 10-K Report (File No. 0-16976) filed on March 27, 1990 and hereby incorporated herein by reference).

(c)(2) Partnership's Schedule 14D-9 with respect to Raleigh's Prior Tender Offer (which was initially filed with the Securities and Exchange Commission and mailed to Interestholders on or about July 3, 1996 as amended by Amendments No. 1, 2, 3, 4 and 5 thereto dated July 12, 1996, July 24, 1996, July 30, 1996, July 30, 1996 and August 7, 1996,
       respectively).

(c)(3) Management, Advisory and Supervisory Agreement (previously filed with the Securities and Exchange Commission as Exhibit 10.2 to the Partnership's Form 10-K Report (File No. 0-16976) filed on March 27, 1991 and hereby incorporated herein by reference).

(c)(4) Letter, dated October 22, 1996, from Lehman Brothers, Inc. addressed to the Special Committee.

(c)(5) Letter, dated September 9, 1996, from Lehman Brothers, Inc. addressed to the Special Committee.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Arvida/JMB Partners, L.P.

                                            Arvida/JMB Managers, Inc.,
                                          By:__________________________________
                                            General Partner of the Partnership

                                            /s/ Judd D. Malkin
                                          By:__________________________________
                                            Name: Judd D. Malkin
                                            Title: Chairman

Dated: October 28, 1996

                                 EXHIBIT INDEX

 EXHIBIT                                                                   PAGE
 NUMBER                            DESCRIPTION                             NO.
 -------                           -----------                             ----
 (a)(1)  Letter dated October 28, 1996, from Arvida/JMB Partners, L.P.
         to its Interestholders.
 (c)(1)  Amended and Restated Agreement of Limited Partnership of
         Arvida/JMB Partners, L.P., made and entered into to be
         effective as of September 10, 1987, by and between Managers and the Limited Partners (previously filed with the Securities and
         Exchange Commission as Exhibit 3 to the Partnership's Form 10-K
         Report (File No. 0-16976) filed on March 27, 1990 and hereby incorporated herein by reference).
 (c)(2)  Partnership's Schedule 14D-9 with respect to Raleigh's Prior
         Tender Offer (which was initially filed with the Securities and
         Exchange Commission and mailed to Interestholders on or about
         July 3, 1996 as amended by Amendments No. 1, 2, 3, 4 and 5 thereto dated July 12, 1996, July 24, 1996, July 30, 1996,
         July 30, 1996 and August 7, 1996, respectively).
 (c)(3)  Management, Advisory and Supervisory Agreement (previously filed with the Securities and Exchange Commission as Exhibit
         10.2 to the Partnership's Form 10-K Report (File No.
         0-16976) filed on March 27, 1991 and hereby incorporated herein by reference).
 (c)(4)  Letter, dated October 22, 1996, from Lehman Brothers, Inc.
         addressed to the Special Committee.
 (c)(5)  Letter, dated September 9, 1996, from Lehman Brothers, Inc.
         addressed to the Special Committee.